FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 14, 2011

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.
Taiwan Stock Exchange filing entitled, “To announce the disposal of common stock and preferred stock of M.Setek Co., Ltd. on behalf of AU Optronics (L) Corp. (“AULB”), a subsidiary of AUO”, dated January 14, 2011.

2.
Taiwan Stock Exchange filing entitled, “To announce the acquisition of common stock and preferred stock of M.Setek Co., Ltd. on behalf of AUO Crystal Corp. (“ACC”), a subsidiary of AUO”, dated January 14, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: January 14, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
January 14, 2011
English Language Summary

Subject:	To announce the disposal of common stock and preferred stock of M.Setek Co., Ltd. on behalf of AU Optronics (L) Corp. (“AULB”), a subsidiary of AUO

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2011/1/14

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):

Common stock and preferred stock of M.Setek Co., Ltd. (“M.Setek”)

2.	Date of occurrence of the event: 2011/1/14

3.	Volume, unit price, and total monetary amount of the transaction:

Volume: 1,584,211 shares (including common stock and preferred stock);

Total monetary amount: The transaction price of this disposal is determined by the book value of “long-term investment of M.Setek” of AULB based on the latest audited or reviewed financial report of M.Setek by a Certified Public Accountant after receiving the authority’s approval. The book value of “long-term investment of M.Setek” of AULB on September 30, 2010 is USD 189,815 thousand.

4.
Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

AUO Crystal Corp., a subsidiary of the parent company

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the   trading counterpart), price of transfer, and date of acquisition:

 To cooperate with the parent company’s restructuring of investment; N/A; N/A; N/A

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.
Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.
Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): No disposal gain/loss should be recognized for the restructuring of investments  between consolidated entities.

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Bullet; N/A; N/A

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The Board of AU Optronics Corp. resolved to sell common stocks of M.Setek and authorized the chairman to deal with the transaction.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative volume: None
Current cumulative amount: None
Shareholding percentage of the holding: None

12.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the   operating capital as shown in the most recent financial statement:

Current ratio of securities investment (including the current trade) to the total assets of AULB: 26.22%
Current ratio of securities investment (including the current trade) to the shareholder’s equity of AULB: 86.03%
Operating capital of AULB: USD - 45,049 thousand

13.	Broker and broker’s fee: N/A

14.	Concrete purpose or use of the acquisition or disposition:

To cooperate with the parent company’s restructuring of investment

15.	Net worth per share of company underlying securities acquired or disposed of:

JPY 10,067.99

16.	Do the directors have any objection to the present transaction?: No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.	Any other matters that need to be specified: The investment is subject to the authority’s approval.

Item 2

AU Optronics Corp.
January 14, 2011
English Language Summary

Subject:	To announce the acquisition of common stock and preferred stock of M.Setek Co., Ltd. on behalf of AUO Crystal Corp. (“ACC”), a subsidiary of AUO

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2011/1/14

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):

Common stock and preferred stock of M.Setek Co., Ltd. (“M.Setek”)

2.	Date of occurrence of the event:2011/1/14

3.	Volume, unit price, and total monetary amount of the transaction:

Volume: 1,584,211 shares (including common stock and preferred stock);

Total monetary amount: The transaction price of this acquisition is determined by the book value of “long-term investment of M.Setek” of AU Optronics (L) Corp. (“AULB”) based on the latest audited or reviewed financial report of M.Setek by a Certified Public Accountant after receiving the authority’s approval.

The book value of “long-term investment of M.Setek” of on September 30, 2010 is USD 189,815 thousand.

4.
Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

AU Optronics (L) Corp., a subsidiary of the parent company

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the  trading counterpart), price of transfer, and date of acquisition:

To develop solar material business and to cooperate with the parent company’s restructuring of investment; N/A; N/A; N/A

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.
Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Bullet; N/A; N/A

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The Board of ACC resolved to invest in M.Setek and authorized the chairman to deal with the transaction.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative volume: 1,587,611 shares

(including common stock and preferred stock)

Current cumulative amount: USD 190,280 thousand

Shareholding percentage of the holding: 91.74%

(including common stock and preferred stock)

12.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the   operating capital as shown in the most recent financial statement:

Current ratio of securities investment (including the current trade) to the total assets of ACC: 68.23%
Current ratio of securities investment (including the current trade) to the shareholder’s equity of ACC: 68.25%
Operating capital of ACC: NTD 8,247,685 thousand

13.	Broker and broker’s fee: N/A

14.	Concrete purpose or use of the acquisition or disposition:

 Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of:

JPY 10,067.99

16.	Do the directors have any objection to the present transaction?: No

17.	.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.	Any other matters that need to be specified: The investment is subject to the authority’s approval.